OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A   Amendment No. 3
Under the Securities and Exchange Act of 1934

Fremont General Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 357288109

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2008
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		   793,453
Beneficially
Owned By Each	8	Shared Voting		4,298,347
Reporting Person
With			9	Sole Dispositive	   793,453

			10	Shared Dispositive	4,298,347

11	Aggregate Amount Beneficially owned	2,731,639

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  3.43	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		91,155
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	91,155

11	Aggregate Amount Beneficially owned	91,155

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.11 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		95,292
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	95,292

11	Aggregate Amount Beneficially owned	95,292

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.12
 %

14	Type of Reporting Person			OO

















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		18,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	18,100

11	Aggregate Amount Beneficially owned	18,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.02    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		4,076,750
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	4,076,750

11	Aggregate Amount Beneficially owned	1,920,086

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  2.41   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,156,664
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,156,664

11	Aggregate Amount Beneficially owned	2,156,664

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 2.71   %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Tamra F. Gould

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		65,500
Beneficially
Owned By Each	8	Shared Voting		96,100
Reporting Person
With			9	Sole Dispositive	65,500

			10	Shared Dispositive	96,100

11	Aggregate Amount Beneficially owned       161,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.2	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person First Amended and
Restated Declaration of Trust of Tamra F. Gould

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		96,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	96,100

11	Aggregate Amount Beneficially owned	96,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.12    %

14	Type of Reporting Person			OO
















There are no changes to the Schedule 13D, as amended except as set forth in this third amendment.

Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased an additional 430,553 common shares with personal funds without borrowing includes PIK shares received.
The total consideration for these
purchases is $ 3,506,358.39. Howard Amster's total investment on 793,453 shares is $ 11,105,319.01.

Howard M Amster Charitable Remainder Unitrust purchased an additional 4,300 common shares with trust assets without borrowing. The total consideration for this purchase was $ 57,790.75.

Howard M Amster 2005 Charitable Remainder Unitrust purchased an additional 121,500 common shares with trust assets without borrowing. The total consideration for these purchases is $ 1,618,359.02. Howard M Amster 2005 Charitable
Remainder Unitrust's total investment on 91,155 shares is $ 1,206,969.22.

Amster Ltd. Partnership purchased an additional 7,000 common shares with partnership funds without borrowing. The total consideration for these purchases is $ 35,996.00 bringing
Amster Ltd. Partnership's total investment on 18,100 shares to $ 228,955.57.

Amster Trading Company purchased an additional 622,836 common shares with working capital without borrowing includes PIK shares received. The total consideration for these purchases is $ 2,306,581.60.
Amster Trading Company's total investment on 1,920,086 shares is $ 25,892,180.22.

Amster Trading Company Charitable Remainder Unitrusts purchased an additional 734,500 common shares with trust assets without borrowing. The total consideration for these purchases were $ 5,613,662.48. Amster Trading
Company Charitable Remainder Unitrusts's total investment on 2,156,664 shares is $ 28,935,754.43.


Tamra F. Gould in her individual retirement account purchased an additional 42,500 common shares with personal funds without borrowing. The total consideration for these purchases is $ 509,140.00 bringing Tamra F
Gould in her individual retirement accounts total investment to $ 926,902.47.

Gould Trading Company purchased an additional 60,000 common shares with working capital without borrowing.
The total consideration for these purchases is $ 441,491.80 bringing Gould Trading Company's total investment to $ 957,405.30.

Let's Get Organized purchased an additional 225 common shares with working capital without borrowing.
The total consideration for the purchase was $ 3,103.00.

Pleasant Lake Apts. Corp. purchased an additional 2,000 common shares with working capital without borrowing.
The total consideration for the purchase was $ 27,530.90.

Pleasant Lake Apts. Ltd. Partnership purchased an additional
122,200 common shares with partnership funds without borrowing. The total consideration for those purchases were $ 1,214,030.36.

Ramat Securities Ltd. purchased an additional 65,800 common shares with working capital without borrowing. The total consideration for those purchases were $ 856,070.00.

Tova Financial, Inc. purchased an additional 5,594 common shares with working capital without borrowing. The total consideration for those purchases were $ 45,025.34.

Tova Financial, Inc. Charitable Remainder Unitrust purchased an additional 2,850 common shares with trust assets without borrowing. The total consideration for the purchase was $ 14,799.10.

David Zlatin, in his individual retirement account purchased an additional 220 common shares with personal funds and without borrowing. The total consideration for the purchase was $ 3,034.50.



Gilda Zlatin, in her individual retirement accounts purchased an additional 225 common shares with personal funds and without borrowing. The total consideration for the purchase was $ 3,103.00.


Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Howard M Amster 2005 Charitable Remainder Unitrust
Howard Amster and Tamra F Gould Charitable Remainder Unitrust
Amster Limited Partnership
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Tamra F. Gould
First Amended and Restated Declaration of Trust of Tamra F. Gould

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D amendment which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;


Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 79,630,085 shares as of October 31, 2007 referenced in the 10-Q for period ending
September 30, 2007.

(a)(b)	The aggregate amount owned by this Reporting Group is
5,236,350 shares or 6.57 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 793,453 shares or 1.00 % of the common outstanding shares.


Howard M Amster 2005 Charitable Remainder Unitrust owns
91,155 shares or 0.11 % of the common outstanding shares.

Howard Amster and Tamra F. Gould  Charitable Remainder
Unitrust owns 95,292 shares or 0.12 % of the common outstanding shares.

Amster Ltd. Partnership owns 18,100 common shares or 0.02 % of the common outstanding shares

Amster Trading Company owns 1,920,086 shares or
2.41  % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 2,156,664 shares or 2.71 % of the common outstanding shares.

Tamra F. Gould in her individual retirement account owns 65,500 common shares or
0.08 % of the common outstanding shares.

First Amended and Restated Declaration of Trust of
Tamra F. Gould owns 96,100 or 0.12 % of the common outstanding shares.

c)	Description of Transactions

Transactions were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities
Corp. as executing broker unless footnoted on the following table for Payment In Kind transfers (PIK), and transfer from Gould Trading to the First Amended
Restated Declaration of Tamra F. Gould.


Buys

Identity		Date		Shares		Price
Howard Amster	02/12/07	19,400		11.8324
and various		02/20/07 	  8,000		13.7457
Individual		02/22/07        180,000		12.7788
Retirement Accounts	06/27/07	10,808		11.03	PIK
			09/07/07	77,100		  4.8144
			12/20/07        135,245		  2.75  	PIK


Howard M Amster	02/15/07	  4,300		13.4225
Charitable Remainder
Unitrust

Howard M Amster	02/14/07        109,500		13.542
2005 Charitable	02/20/07	  7,700		13.7457
Remainder Unitrust	04/03/07	  4,300		  6.4691

Amster Ltd.		04/04/07	   2,000	  5.90
Partnership		09/07/07	   5,000	  4.8144

Amster Trading	04/04/07	13,000		  5.90
Company		04/04/07	20,000		  5.7849
			06/27/07	13,250		11.03  	PIK
			09/07/07        131,500		  4.8144
12/20/07        318,186		  2.75  	PIK
01/02/08        126,900		  3.57 	PIK

Amster Trading	02/12/07	  8,800		11.8324
Company Charitable	02/14/07	34,500		13.542
Remainder Unitrusts	02/15/07	11,700		13.4225
			02/20/07        126,500		13.7457
			03/27/07	10,000		  7.724
			03/27/07	30,000		  7.4297
			03/27/07	30,000		  7.5395
			03/28/07	60,000		  7.7239
			03/29/07	  4,000		  7.60
			03/29/07	10,000		  7.4772
			03/29/07	11,000		  7.5282
			03/30/07	20,000		  6.9644
			03/30/07	25,000		  7.0231
			03/30/07	25,000		  7.0552
			04/03/07	10,700		  6.4691
			04/03/07	  8,600		  6.8145
			08/06/07	53,900		  4.7327
			09/10/07        146,500		  4.5533
			09/11/07	  8,300		  4.5892
			10/01/07        100,000		  3.7832

Tamra F. Gould	02/09/07	20,000		12.0264
Individual		02/12/07	22,500		11.9308
Retirement Account




First Amended and	01/02/08	92,000		Received from
Restated Declaration or		                        Gould Trading Co
Trust of Tamra F. Gould

Gould Trading Co	03/01/07	20,000		  8.5766
			03/05/07	26,500		  6.8438
			03/05/07	13,500		  6.4726


Let's Get Organized	02/16/07	     225		13.66

Pleasant Lake		02/20/07	  2,000		13.7457
Apts. Ltd. Corp.

Pleasant Lake		02/20/07	60,800		13.7457
Apts. Ltd.		04/03/07	11,400		  6.8145
Partnership		04/04/07	25,000		  6.0078
			04/04/07	25,000		  5.942

Ramat Securities 	02/13/07	39,700		12.70596
Ltd.			02/14/07	26,100		13.47291

Tova Financial Inc.	02/15/07	  2,100		13.59
			09/07/07	  3,494		  4.693

Tova Financial, Inc.	02/16/07	     150		13.66
Charitable Remainder 09/07/07	  2,700		  4.693
Unitrust

David Zlatin		02/16/07	    220		13.66
in his individual
retirement accounts

Gilda Zlatin		02/16/07	     225		13.66
in her individual
retirement accounts










Sells

Identity		Date		Shares		Price
Howard Amster	07/16/07	65,000		10.4982
and various		07/17/07	30,400		10.601
Individual		07/17/07	11,000		11.2287
Retirement Accounts	07/19/07	14,100		10.6518
			12/07/07	68,700		  2.6436
			12/10/07        125,700		  2.7701
			12/11/07	30,000		  3.067
			12/13/07	  5,500		  3.06
			12/27/07	75,000		  3.9739
			12/28/07	80,000		  3.9355
			01/02/08	61,000		  3.6397
			01/03/08	  8,000		  3.6149
			01/17/08        150,000		  3.5595
			02/04/08	50,000		  3.3505
			02/05/08        685,700		  3.2999
			02/06/07        461,700		  3.3476
			02/07/08	50,050		  3.304

Howard M Amster	02/07/08	  7,700		  3.0304
Charitable Remainder
Unitrust

Howard M Amster	12/20/07        135,245		  2.75  	PIK
2005 Charitable
Remainder Unitrust

Howard Amster	06/27/07	10,808		11.03 	PIK
and Tamra F. Gould
Charitable Remainder
Unitrust

Amster Trading	06/14/07	10,000		12.495
Company		07/12/07	80,000		10.4786
			07/13/07        107,651		10.5052
			10/24/07        152,499		  3.1584

Amster Trading	06/27/07	13,250		11.03 	PIK
Company Charitable	12/20/07        318,186		  2.75	PIK

Remainder Unitrusts	01/02/08        126,900		  3.57	PIK


Gould Trading Co.	01/02/08   	92,000            	Transferred
to  First Amended and Restated Declaration of Trust of
Tamra F. Gould

Samuel J Heller	05/31/07	  9,400		13.1064
Irrevocable Trust

Let's Get Organized	12/04/07	     475		  2.2339

newAx, Inc.		06/04/07	12,800		13.0512

Pleasant Lake		02/07/08	  5,450		  3.0304
Apts. Corp.

Pleasant Lake		12/03/07	  4,200		  2.35
Apts. Ltd.		12/04/07        223,500	  	  2.2339
Partnership		12/05/07        104,000		  2.2211
			12/06/07        135,900		  2.523

Ramat Securities 	02/28/07	41,600		  9.6927
Ltd.			02/28/07	20,000		  9.8235
			03/27/07	70,400		  7.51492
			03/28/07	60,000		  7.60543
			03/29/07	25,000		  7.47264
			03/30/07	70,000		  6.95984
			04/03/07	35,000		  6.22725
			04/04/07	85,000		  5.90815
			07/02/07	83,000		11.089
			07/11/07	  1,000		10.75
			07/11/07        101,000		10.71223

Tova Financial, Inc.	07/02/07	  7,500		11.089
			12/04/07	  5,994		  2.2339

Tova Financial, Inc.	07/02/07	  7,500		11.089
Charitable Remainder 12/04/07	  9,000		  2.2339
Unitrust

ZAK Group LLC	01/03/08	  4,000		  3.50
			02/07/08	  3,900		  3.0304

David Zlatin		12/04/07	  3,661		  2.2339
in his individual
retirement accounts

David Zlatin and 	12/04/07	  2,000		  2.2339
Gilda Zlatin JTWROS


Gilda Zlatin		12/04/07	  1,130		  2.2339
in her individual
retirement accounts



The following are no longer members of
this filing group and disclaim ownership, shared voting, dispositive, pecuniary interest in Fremont General Corporation common shares.

Howard M Amster Charitable Remainder Unitrust
Gould Trading Company
Samuel J Heller
Samuel J Heller Irrevocable Trust
Let's Get Organized, Inc.
newAx, Inc.
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securities Ltd.
Tova Financial, Inc.
Tova Financial, Inc. Charitable Remainder Unitrust
ZAK Group, Ltd.
David Zlatin
David Zlatin and Gilda Zlatin as JTWROS
Gilda Zlatin


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		February 8, 2008


/s/
Howard Amster



/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner


/s/
Amster Trading Company
By:	Howard Amster
Title:	President



/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Tamra F. Gould


/s/
First Amended and Restated Declaration
Of Trust of Tamra F. Gould
By:	Tamra F. Gould
Title:	Trustee